

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Robert Cefail
President
American Stories Entertainment Inc.
1449 Wetherington Way
Palm Harbor, FL 34683

      Re: American Stories Entertainment Inc.
          Offering Statement on Form 1-A
          Filed December 20, 2022
          File No. 024-12104

Dear Robert Cefail:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Kate Beukenkamp at 202-551-3861 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Pete Wilke